Morgan Stanley Focus Growth Fund
522 Fifth Avenue
New York, NY 10036
April 29, 2010
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Larry Greene, Division of Investment Management
                   Mail Stop 0505
Re: Morgan Stanley Focus Growth Fund (the “Fund”) (File No. 2-66269; 811-2978)
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A, filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2010 incorporating changes to the Prospectus and Statement of Additional Information (“SAI”). Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 38 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 29, 2010.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.	Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.

Response 2. The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Fund Summary—Principal Risks” and “Additional Information about the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which the Fund invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.	Please include the enhanced disclosure regarding director qualifications and past directorships pursuant to the Commission’s amendments to the proxy rules and Form N-1A.

Response 3. We have revised the disclosure accordingly.

Comment 4.	Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 4. This line item is not applicable to the Fund at this time.

Comment 5.	Please delete footnote 1 following the Fee Table.

Response 5. We respectfully acknowledge your comment; however, we believe that the disclosure contained in footnote 1 is permitted by Form N-1A.

Comment 6.	In the section entitled “Portfolio Summary—Principal Investment Strategies,” please clarify how the Investment Adviser determines a security to be “high quality.”

Response 6. We respectfully acknowledge your comment; however, we believe that the disclosure included in the referenced section explains how the Investment Adviser determines a security to be “high quality.”

Comment 7.	In the section entitled “Fund Summary—Principal Investment Strategies,” the disclosure indicates that derivative instruments will be counted towards the Fund’s exposure to securities included in its investment strategies to the extent that the derivatives in which the Fund invests have “economic characteristics” similar to the securities included within those strategies. Please explain what economic considerations are analyzed in making this determination.

Response 7. We believe that derivatives can be used to gain exposure to one or more of the types of securities included in Fund’s investment policies. In the release adopting Rule 35d-1, the Commission recognized that an investment company may include a synthetic instrument in its “names rule” basket if it has economic characteristics similar to the securities included in that basket. See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13. In accordance with the Commission’s interpretive guidance, the Fund would apply exposure from derivatives towards its investment basket (whether or not the Fund is subject to the “names rule”) only if the exposure has economic characteristics similar to securities included within such policies.

Comment 8.	If the Fund’s investments in depositary receipts includes unsponsored depositary receipts, include appropriate risk disclosure

Response 8. Risk disclosure relating to unsponsored depositary receipts is included in the section entitled “Principal Risks—Foreign and Emerging Market Securities.”

Comment 9.	Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items. Please ensure that footnotes 1-3 following the Average Annual Total Return table are required or permitted by the Form.

Response 9. We respectfully acknowledge your comment; however, we believe that footnotes 1-3 following the referenced table are either specifically permitted by Form N-1A or explanatory in nature and do not alter or add to the disclosure permitted in the Average Annual Total Return table.

Comment 10.	If the Fund has a principal strategy to invest in convertible securities rated below investment grade, please disclose this in the “Principal Investment Strategies” section.

Response 10. The Fund does not have a principal strategy to invest in convertible securities rated below investment grade.

Comment 11.	Please consider clarifying the disclosure regarding the Fund’s investments in participation notes and the extent to which the Fund may invest in participation notes.

Response 11. We respectfully acknowledge your comment; however, we believe that the disclosure is appropriate. The Fund may invest up to 20% of its assets in participation notes.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 12.	Please confirm that the Fund’s concentration policy set forth under Investment Restriction #1 complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Response 12. Although the Fund’s concentration policy set forth under Investment Restriction #1 refers to investments of more than 25%, the Fund will comply with the Staff’s position that a concentration policy applies to investments of 25% or more.
     As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:
•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6989 (tel) or (646) 290-2042 (fax) or Stuart Strauss of Dechert LLP at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.
Best regards,
/s/ Sheri Schreck
Sheri Schreck

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